

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Marc McNeill
Chief Executive Officer
Invest Inc.
11500 W Olympic Blvd. Suite 562
Los Angeles, California 90064

> **Re: Invest Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted March 2, 2023**
> **CIK No. 0001908239**

Dear Marc McNeill:

This is to advise you that we do not intend to review your offering statement.

Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jeff Kauten, Staff Attorney, at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lynne Bolduc